UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:      December 27, 2019

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 27, 2019 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Jun Ohta) hereby announces that, on December 26, 2019 (Eastern Standard Time), the Company submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of the Company’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 26, 2019. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2019	2019
Assets:
Cash and deposits with banks	¥57,763,441	¥58,057,047
Call loans and bills bought	2,465,745	1,562,647
Reverse repurchase agreements and cash collateral on securities borrowed	10,345,994	11,112,319
Trading assets	2,767,691	3,891,344
Derivative financial instruments	3,382,574	4,199,705
Financial assets at fair value through profit or loss	2,641,416	2,048,831
Investment securities	17,825,027	21,219,208
Loans and advances	90,682,938	91,358,521
Investments in associates and joint ventures	1,038,823	889,575
Property, plant and equipment	1,507,786	1,845,714
Intangible assets	821,785	851,137
Other assets	4,079,871	4,415,054
Current tax assets	143,459	43,679
Deferred tax assets	37,073	23,266
Total assets	¥195,503,623	¥201,518,047
Liabilities:
Deposits	¥134,404,652	¥134,928,552
Call money and bills sold	1,307,779	1,435,492
Repurchase agreements and cash collateral on securities lent	12,887,249	16,720,811
Trading liabilities	1,998,694	2,268,947
Derivative financial instruments	3,051,773	3,656,651
Borrowings	12,167,858	13,039,490
Debt securities in issue	11,171,209	10,995,820
Provisions	194,818	167,750
Other liabilities	6,131,739	6,306,212
Current tax liabilities	147,041	42,640
Deferred tax liabilities	267,365	281,585
Total liabilities	183,730,177	189,843,950
Equity:
Capital stock	2,339,443	2,339,965
Capital surplus	726,012	726,799
Retained earnings	5,715,101	5,777,873
Treasury stock	(16,302)	(14,190)
Equity excluding other reserves	8,764,254	8,830,447
Other reserves	1,916,366	1,831,923
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,680,620	10,662,370
Non-controlling interests	494,123	327,048
Equity attributable to other equity instruments holders	598,703	684,679
Total equity	11,773,446	11,674,097
Total equity and liabilities	¥195,503,623	¥201,518,047

Consolidated Income Statements (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2018	2019
Interest income	¥1,151,910	¥1,236,043
Interest expense	523,328	584,973
Net interest income	628,582	651,070

Fee and commission income	533,801	562,875
Fee and commission expense	97,306	104,620
Net fee and commission income	436,495	458,255

Net trading income	115,388	86,323
Net income from financial assets at fair value through profit or loss	116,361	29,678
Net investment income	42,384	131,683
Other income	275,057	89,635
Total operating income	1,614,267	1,446,644

Impairment charges on financial assets	25,260	48,634
Net operating income	1,589,007	1,398,010

General and administrative expenses	833,243	835,880
Other expenses	239,946	196,647
Operating expenses	1,073,189	1,032,527

Share of post-tax profit of associates and joint ventures	25,596	13,697
Profit before tax	541,414	379,180

Income tax expense	126,271	111,714
Net profit	¥415,143	¥267,466

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥357,436	¥249,415
Non-controlling interests	51,807	12,076
Other equity instruments holders	5,900	5,975

Earnings per share:
Basic	¥255.38	¥180.64
Diluted	255.21	180.52

Consolidated Statements of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2018	2019
Net profit	¥415,143	¥267,466

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	81,384	10,624

Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	275,545	(46,517)

Share of other comprehensive income (loss) of associates and joint ventures	1,908	762

Income tax relating to items that will not be reclassified	(107,683)	11,026
Total items that will not be reclassified to profit or loss, net of tax	251,154	(24,105)

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(69,618)	176,477
Reclassification adjustments for (gains) losses included in net profit, before tax	1,007	(92,317)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	60,099	(70,015)

Share of other comprehensive income (loss) of associates and joint ventures	(26,231)	(2,707)

Income tax relating to items that may be reclassified	16,774	(24,688)
Total items that may be reclassified subsequently to profit or loss, net of tax	(17,969)	(13,250)

Other comprehensive income (loss), net of tax	233,185	(37,355)
Total comprehensive income	¥648,328	¥230,111

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥562,210	¥212,732
Non-controlling interests	80,218	11,404
Other equity instruments holders	5,900	5,975

Note: On April 1, 2019, the Company adopted IFRS 16 “Leases” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 16. For a more detailed explanation, please refer to “Note 2 Summary of Significant Accounting Policies — Significant Accounting Policies” in the interim report on Form 6-K submitted on December 26, 2019 (Eastern Standard Time).